Exhibit 4.2

English Summary of the Office Lease Agreement dated as of May 30, 2004 by and between Azorei Mallal Industries Ltd. (the "Landlord") and CyberArk Software Ltd. (the "Company") (the "Original Lease"), as amended by those certain Addendums dated May 3, 2007, March 29, 2009, September 16, 2009, January 11, 2010, March 16, 2010, August 5, 2012, December 7, 2010, March 7, 2011, May 25, 2011, January 9, 2012, February 16, 2012, September 10, 2012, October 11, 2012, January 29, 2013, December 12, 2013, November 15, 2015, January 7, 2016, May 30, 2016, December 4, 2016, January 15, 2017, January 28, 2017 and February 19, 2017 (collectively, the "Lease Agreement").

•	Subject Matter of the Lease Agreement: Unprotected tenancy lease of office and parking spaces for the purpose of conducting the Company's business. Premises are located in Petach-Tikva, Israel.

•	Term of Original Lease:

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The term of the Original Lease was thirty-six (36) months commencing on July 1, 2004, with the Company's right for early termination (which was not exercised by the Company). Under the Original Lease, the Company was given two options to extend the term of the lease, each by a twelve (12)-month period (subject to certain prior notices to the Landlord).

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The term of the lease was extended several times over the years. Currently, the lease is set to expire on the later of June 30, 2017 and the date on which the Company receives control of the new premises it is leasing from the Landlord (with no right for early termination by the Company).

•	The term of the lease of all parking spaces leased by the Company from time to time is linked to the lease term of the main premises.

•	Premises Covered by the Lease Agreement:

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Property – Under the Original Lease, the Company leased 843 square meters (gross) (approximately 9,074 square feet). Since then the Company has leased additional premises as follows: 550 square meters (gross) (approximately 5,920 square feet) under the May 3, 2007 Addendum, 630 square meters (gross) (approximately 6,781 square feet) under the February 16, 2012 Addendum, 867 square meters (gross) (approximately 9,332 square feet) under the January 29, 2013 Addendum, 670 square meters (gross) (approximately 7,212 square feet) under the December 12, 2013 Addendum, 250 square meters (gross) (approximately 2,691 square feet) under the November 15, 2015 Addendum, 579 square meters (gross) (approximately 6,232 square feet) under the January 7, 2016 Addendum, and 1,540 square meters (gross) (approximately 16,576 square feet) under the December 4, 2016 Addendum. In total, the Company currently leases 5,929 square meters (gross) (approximately 64,000 square feet).

•	Parking – The Company originally leased ten (10) parking spaces, and currently leases two hundred and thirty (230) parking spaces.

•	Rental Fees:

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Property – Under the Original Lease, during the original lease term the Company was to pay monthly rental fees of US $10 per square meter (gross). Such rental fees were to increase to US $10.75 for the two option periods under the Original Lease. All rental fees under the Original Lease were based on a fixed 4.587 NIS/Dollar exchange rate, exclusive of VAT and index-linked to the Consumer Price Index published by the Central Bureau of Statistics (the "Index"); provided that the rental fees shall not be less than the nominal values listed above.

Currently, the monthly rental fee for the premises leased by the Company is NIS 67.87 per square meter (gross), plus VAT and linked to the Consumer Price Index published by the Central Bureau of Statistics and known on December 6, 2012 (and shall not be reduced below such amount); provided that the rental fees per square meter shall not be less than the nominal values listed above and provided further that, with respect to the premises leased under the November 15, 2015 Addendum, the monthly rental fee is NIS 71.00 per square meter, with respect to premises leased under the January 7, 2016 Addendum, the monthly rental fee is NIS 65.00 per square meter and with respect to premises leased under the December 4, 2016 Addendum, the monthly rental fee is NIS 72.00 per square meter. In the event that the lease is extended until December 31, 2018, the monthly rental fee shall be increased by 5% compared to the monthly rental fee actually paid by the Company for the December 2017 lease.

•	Parking – The monthly rental fee for the parking spaces currently leased by the Company ranges from NIS 360 to NIS 480 per parking space, in each case plus VAT and Index-linked.

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Management Fees – The management fees currently being paid by the Company with respect of an aggregate of 2,023 square meters (gross) (approximately, 21,775 square feet) equal to NIS 15.5 per square meter (gross) and with respect of the remaining 3,906 square meters (gross) (approximately, 25,467 square feet) paid on a cost plus 15% basis (approximately NIS 20 per square meter), in each case plus VAT and Index-linked.

•	Guarantees –

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An autonomous un-conditioned bank guarantee, for three (3) months' rental fee plus VAT, to be extended from time to time by the Company to remain in effect for the duration of the term of lease and for thirty (30) days thereafter.

•	Dispute Resolution –

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The Lease Agreement shall be governed by an agreed-upon arbitrator, the identity of which shall be determined between the parties (and with respect to legal disputes – by the parties' legal counsels). In the lack of such agreement, the identity of the arbitrator shall be decided by the Chairman of the Israeli Bar Association or the Chairman of the Engineers and Architects' Association, as applicable.

•	Other Terms under the Lease Agreement:

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The Company has a right to sub-lease the premises (or any portion thereof), subject to the Landlord's prior written consent (not to be unreasonably withheld). The Company may also transfer its rights to the premises to an affiliate, subject to the Landlord's prior written consent (not to be unreasonably withheld).

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Similar to other lease agreements, the Company agreed to assume responsibility for all fees, municipal or local taxes, utility payments, etc.; provided that the Landlord shall bear any and all taxes and fees, which by their nature are levied on property owners.

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Similar to other lease agreements, each party has agreed to assume responsibility for any damage, injury or loss (bodily or otherwise) resulting from any act, omission or negligence on its part, and with respect of the Company – relating to its use of the property being leased.

•	The Lease Agreement further includes terms concerning the following non-material matters:

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Renovations – Generally, the Company may not perform any major renovations on the premises without prior written authorization from the Landlord. Subject to such advance approval by the Landlord, the Company may invest certain amounts on renovations for which the Landlord has agreed to reimburse the Company for a certain percentage of the costs.

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Late Rental Fees – In the event the Company fails to pay any of its rental fees on time, the amount overdue accrues interest based on Bank Hapoalim Ltd.'s standard rate for unauthorized overdrafts starting from the tenth day following the payment due date until the actual date of payment. If the amount due is for rental, management or electricity fees, the Landlord is entitled to stop any of these services other than disconnecting water and power, provided it shall notify the Company in writing seven days in advance.

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Utilities – The Company is responsible for paying for water, power and telephone utility bills, in addition to any taxes or fees, tolls, levies, property taxes and any other payments owed to governmental or local authorities relating to the property during the term of the Lease Agreement, unless such fees are specifically designated for the property owner.

•	No Right of set-off – The parties have agreed that any amounts owed shall not be subject to a set-off right.

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Termination of the lease, vacating of premises and fixtures – Upon the termination of the Lease Agreement, the Company shall vacate the premises from any person or object which is not owned by the Landlord and return it to the Landlord in an undamaged, usable state. The Company has sole discretion to remove any fixtures, provided such removal does not damage the premises and provided that the Landlord will have no duty to compensate the Company for fixtures which it decides to leave.

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Early termination rights and taxes with respect to parking spaces – The Company is entitled to park its vehicles on the premises during the term of the Lease Agreement, although the Landlord may terminate such right at any time upon 60 days advance notice. The Company has agreed to allow the Landlord to use the extra parking spaces at the premises on an as available basis. The fees that the Company pays for parking spaces under the Lease Agreement include maintenance and management fees but do not include property tax or any other fees imposed by local authorities and for which the Company shall be liable immediately upon demand.

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Payment Method– The rental fees shall be paid three months in advance by no later than the fifth day of the month during which a payment is made. The Company has agreed to sign a direct debit with respect to the rental and management fees. In the event the Company is over-charged, that extra amount shall be remitted to the Company within five business days.